Exhibit 99.1

Triple P Press release
Triple P reports preliminary results of operations for fourth quarter and fiscal year 2004

PRESS RELEASE

TRIPLE P REPORTS PRELIMINARY RESULTS OF OPERATIONS FOR FOURTH QUARTER AND FISCAL YEAR 2004

March 17, 2005 - Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP) announced that it closed the fourth quarter of 2004 with net revenues of € 26.1 million and a net profit of € 1.2 million.

Fourth quarter 2004

In the fourth quarter of 2004, Triple P earned income before taxation of € 1.4 million, a decrease of approximately 2.1% compared to the same period of 2003.

The Company reported net revenues of € 26.1 million for the fourth quarter of 2004, an increase of 10.8% compared to the same period of 2003.  Systems revenues were up 26.6% compared to the prior year, and services revenues were down 22.1% due primarily to the restructuring that was implemented last September and weak market conditions.  As a result, gross margin dropped from 17.7% to 13.4%.

Key figures for the fourth quarter

(amounts in thousands of euros unless otherwise indicated)	Q4 2003 EUR	Q4 2004 EUR	Diff. %
	(unaudited)	(unaudited)

Net revenues	23,556	26,107	10.8%
Gross margin	17.7%	13.4%	(24.0)%
Operating expense	2,659	2,104	(20.9)%
Income before taxation	1,403	1,374	(2.1)%
Net income	1,403	1,162	(17.2)%

Restructuring

In the third quarter of 2004, the Company adopted a restructuring plan designed to implement its strategic plan of focusing on higher margin activities, such as Mission Critical and IP & Wireless solutions, Managed Services and Procurement Services.  The Company has completed most of the reductions in headcount and the strategic focus areas are imbedded in the organization.  The Company incurred a restructuring charge of € 1.75 million in the third quarter of 2004 related to the anticipated costs of the restructuring plan.  In addition, the Company incurred an additional € 0.96 million in expenses related to a revision of the 2003 restructuring, resulting in total non-operational expenses in 2004 of € 2.7 million.

Fiscal Year 2004

Net revenues for fiscal year 2004 were € 74.3 million, a decrease of 7.6% compared to last year.  Gross margin decreased from 17.6% to 15.4%. Operating expenses decreased by 2.8%, as savings from the Company’s restructurings were offset in large part by the above mentioned € 2.7 million of restructuring expense.

The Company sustained a net loss of € 2.0 million. At December 31, 2004 Triple P had a total cash position of € 6.5 million, an increase of 5% compared to December 31, 2003.

Key figures for the fiscal year

(amounts in thousands of euros unless otherwise indicated)	2003 EUR	2004 EUR	Diff. %
		(unaudited)

Net revenues	80,371	74,265	(7.6)%
Gross margin	17.6%	15.4%	(12.5)%
Operating expenses	13,485	13,102	(2.8)%
Income (loss) before taxation	442	(1,835)	na
Net income (loss)	442	(2,047)	na

Liquidity

As previously disclosed, the Company is considering various alternatives to meet its funding needs, including actions designed to increase stockholders’ equity.  The Company expects to complete this review and implement a financing plan in the first half of 2005.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results.  The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations, including potential financing plans and the impact of restructuring plans.  Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements.  Actual results may differ materially due to a number of factors which include, but are not limited to:  overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; the total amount of severance and other costs needed to complete the Company’s restructuring plans and fierce competition.  For a more thorough discussion of these risks and uncertainties, see the Company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P NV

PO-box 245

4130 EE Vianen

The Netherlands

Phone:  + 31 347 353650

Fax:      + 31 347 353666

e-Mail: info@triple-p.nl

www.triple-p.nl

- Tables follow -

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands except per share amounts)

	December 31,	December 31,
	2003	2004
	EUR	EUR
		(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,732	6,495
Restricted cash	462	12
Accounts receivable	10,182	9,706
Inventories	1,255	1,948
Prepaid expenses and other current assets	2,186	2,317
Total current assets	19,817	20,478

NON-CURRENT ASSETS:
Property and equipment, at cost	2,564	2,329
Less: accumulated depreciation and amortization	1,265	1,448
Net property and equipment	1,299	881
Total non-current assets	1,299	881
Total assets	21,116	21,359

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities	322	119
Accounts payable	7,470	8,105
Accrued liabilities	5,436	6,446
Customer deposits	622	1,154
Deferred revenue	3,767	3,034
Restructuring reserve	205	964
Total current liabilities	17,822	19,822

LONG-TERM LIABILITIES:
Pension obligations	424	434
Other long-term liabilities	143	461
Total long-term liabilities	567	895
Total liabilities	18,389	20,717

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 par value per share
Authorised - 43,750,000 shares
Outstanding - 30,469,345 shares	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(51,556)	(53,603)
Accumulated other comprehensive loss	(229)	(267)
Total shareholders’ equity	2,727	642
Total liabilities and shareholders’ equity	21,116	21,359

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three months ended December 31		Twelve months ended December 31
	2003	2004	2003	2004
	EUR	EUR	EUR	EUR
	(unaudited)	(unaudited)		(unaudited)

Net revenues	23,556	26,107	80,371	74,265
Cost of revenues	19,392	22,600	66,261	62,858
Gross profit	4,164	3,507	14,110	11,407

Sales and marketing expense	2,002	1,760	8,550	7,215
General and administrative expense	657	344	3,654	4,137
Restructuring charge	—		1,281	1,750
Total operating expenses	2,659	2,104	13,485	13,102

Operating income (loss)	1,505	1,403	625	(1,695)

Interest income (expense)	(21)	8	(69)	5
Other, net	(81)	(37)	(114)	(145)
Total other income (expense), net	(102)	(29)	(183)	(140)

Income (loss) before taxation	1,403	1,374	442	(1,835)

Income tax	—	(212)	—	(212)

Net income (loss)	1,403	1,162	442	(2,047)

Net Income per share (1):
Basic	0.05	0.04	0.01	(0.07)
Diluted	0.05	0.04	0.01	(0.07)

Weighted average shares outstanding
Basic	30,469	30,469	30,469	30,469
Diluted	30,479	30,469	30,469	30,469

(1)          The calculation of the number of ordinary shares used in computing diluted net income per ordinary share in 2004 does not assume the effect of the exercise of options issued under Triple P Stock Option Plans as such conversions and exercises would have an anti-dilutive effect.